(604) 684-7929
(604) 683-2003 FAX
(800) 665-2454 USA

RECORD COMPANY ®

SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

05-Sep-02

02049966

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Howard E. Goldberg
Special Counsel

SUPPL

Re: Sun Entertainment Holding Corporation
File No: 82-1776

SEC MAIL PROCESSING RECEIVED SEP 1 ? 2002 WASH. D.C. 155 SECTION

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 6/30/02
- News Release dated 8/9/02
- Insider Report for Terry O. Lashman dated 6/23/02
- Insider Report for Yvonne G. Lashman dated 6/23/02

We trust you will find the enclosures in order.

Sun Entertainment Holding Corporation

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

Gary G. Liu
Encl.

dlw 9/13

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2002
DATE OF REPORT: August 26, 2002

SEC MAIL PROCESSING RECEIVED SEP 11 2002 WASH, D.C. 155 SECTION

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	02/08/26 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Yvonne P. Lashman"	Yvonne P. Lashman	02/08/26 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2002

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
June 30, 2002
(Prepared By Management)

Schedule A
Exhibit 1

ASSETS

CURRENT ASSETS	2002	2001
Cash	109,535	126,594
Royalty Reserve Cash	164,303	189,892
Accounts receivable	20,246	94,012
Inventory	73,350	6,306
Prepaid expenses	308	692
Total Current Assets	367,742	417,496
FIXED ASSETS, less accumulated depreciation of $11,206	-	-
GOODWILL, net of amortization of $83,396 - (2001 - $77,690)	144,683	150,385
	512,425	567,881

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued expenses	259,845	203,657
Due to officers	46,200	46,199
Due To Affiliate	104,074	274,296
Total current liabilities	410,119	524,152

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,203,289)	(3,261,866)
	102,306	43,729
	512,425	567,881

Approved by the Directors:

"Terry O. Lashman" Director

"Yvonne P. Lashman" Director

SUN ENTERTAINMENT HOLDING CORPORATION Schedule A

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT Exhibit 2

SIX MONTHS ENDED JUNE 30, 2002

(Prepared By Management)

	3 Months Ended 30-Jun-02	6 Months Ended 30-Jun-02	3 Months Ended 30-Jun-01	6 Months Ended 30-Jun-01
ROYALTY REVENUES	397,648	495,828	190,598	484,443
INTEREST AND OTHER REVENUES	(2,424)	113,085	(9,828)	19,105
Total Revenues	395,224	608,913	180,770	503,548
OPERATING EXPENSES				
Wages	36,703	105,418	54,521	120,328
Outside services	3,081	6,715	2,996	6,907
Office supplies	4,903	6,550	4,332	6,671
Postage	1,203	2,963	1,059	2,590
Rent	1,716	3,096	1,422	2,753
Auto	5,053	9,299	2,676	5,594
Securitiy	251	570	196	711
Software	92	457	(7)	345
Copy machine	187	362	6,334	6,572
Telephone	2,435	5,573	3,198	5,609
Dues and subscriptions	219	275	701	1,519
Disposal	996	2,014	605	1,455
Copyrights and trademarks	36	450	556	2,204
Consulting and commission	39,999	82,165	26,473	58,761
CDs/cassettes costs	5,239	6,256	650	1,196
Royalty Expense	94,638	136,297	15,736	159,368
Travel, entertainment and promotion	18,691	45,366	38,689	74,481
Legal and accounting	17,252	22,239	17,953	14,867
Utilities and taxes	6,150	15,843	6,270	16,987
Insurance	6,101	12,742	4,602	10,610
Management fees	14,254	32,207	6,000	12,000
Listing and transfer fees	2,645	6,635	3,367	5,326
Bank charges and interrest	1,067	2,058	1,752	3,899
Amortization of goodwill	1,426	2,852	1,426	2,852
Repairs and maintenance	9,637	10,498	5,584	10,588
Total operating expenses	273,974	518,900	207,091	534,193
INCOME (LOSS) FROM OPERATIONS	121,250	90,013	(26,321)	(30,645)
FOREIGN EXCHANGE	(793)	(1,946)	(12,117)	2,567
EARNINGS (LOSS) FOR THE PERIOD	122,043	91,959	(14,204)	(33,212)
EARNINGS (LOSS) PER SHARE	$ 0.01	$ 0.01	$ (0.01)	$ (0.01)

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
June 30, 2002
(Prepared By Management)

	3 Months Ended 30-Jun-02	6 Months Ended 30-Jun-02	3 Months Ended 30-Jun-01	6 Months Ended 30-Jun-01
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	122,043	91,959	(18,789)	(39,608)
Amortization of goodwill, a charge not involving cash	1,426	2,852	1,426	2,852
	123,469	94,811	(17,363)	(36,756)
Net change in non-cash working capital balances relating to operations	(31,988)	(165,852)	(165,259)	(179,385)
	91,481	(71,041)	(182,622)	(216,141)
FINANCING ACTIVITIES				
Advances from directors	-	-	-	-
Shares issued	-	-	-	-
	-	-	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	91,481	(71,041)	(182,622)	(216,141)
CASH AT BEGINNING OF PERIOD	182,357	344,879	499,108	532,627
CASH AT END OF PERIOD	273,838	273,838	316,486	316,486

Schedule A
Exhibit 4

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Goodwill arising on business combination is amortized on the straight-line basis over 40 years.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

	2002	2001
Rate at June 30	1.5168	1.4988
Average rate for the quarter	1.5544	1.5067

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2002	2001
Goodwill arising on business combination	$ 228,075	$ 228,075
Less: Accumulated amortization	(83,396)	(77,220)
	$ 144,683	$ 150,885

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2002	2001
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 71,915	$ 69,470
Advances from directors	46,200	67,990
Due to companies controlled by directors	104,074	118,045
Statement of Operations:		
Management fees incurred to a company controlled by a director	12,000	12,000
Royalties incurred to company controlled by a director (Note 2)	19,994	17,872

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $89,700 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment but has not given up its right to these payments.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at June 30, 2002 and 2001	11,921,679	$ 3,305,595

SUN ENTERTAINMENT HOLDING CORPORATION

SUPPLEMENTARY FINANCIAL INFORMATION
SIX MONTHS ENDED JUNE 30, 2002

1 Goodwill

(Please see Note 4 - Exhibit 4)

2 Related party transactions

(Please see Note 5 - Exhibit 4)

3(a) Securities issued during the period January 1 to June 30, 2002

Date	Common	Price	Proceeds	Type	Consideration	Commission
Nil						

3(b) Options were granted during the period January 1 to June 30, 2002

Date Granted	*No. of Shares*	*Price*	*Expiry Date*
Nil			

4 Share Capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding

	June 30, 2002		June 30, 2001	
	No. of Shares	Ascribed Amount	No. of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and issued during the period for debt	-	-	-	-
- Allotted and issued during the period for cash from options exercised	-	-	-	-
- Allotted and issued during the period for cash from private placement	-	-	-	-
- Balance at June 30, 2002	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At June, 30, 2002, the company had the following directors' and employees' options and warrants outstanding

Directors' and Employees' Options:

Nil

Series "A" Share Purchase Warrants:

Nil

4(d) At June, 30, 2002, the following shares in each class are subject to escrow or pooling agreements

Nil

5 Directors and officers at June 30, 2002

Shelby S. Singleton, Jr.
John A. Singleton
Terry O. Lashman
Yvonne P. Lashman
Gary G. Liu

Schedule C
Exhibit 6

SUN ENTERTAINMENT HOLDING CORPORATION

QUARTERLY REPORT
MANAGEMENT DISCUSSION
JUNE 30, 2002

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly, Disky and SAAR in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

The total revenues for the Company for the first six months of 2002 increased by twenty one (21%) percent from the first six months of 2001. Total operating expenses in the first six months of 2002 were three (3%) percent less than those in the first six months of 2001 and the Company had net income of $91,959 for the first six months of 2002 versus a net loss of $33,212 in the same period of 2001.

During the current period, licensing generated the majority of the Company's revenues with thirty six (36%) percent of the Company's royalty revenues from licensees in the United States and the remaining sixty four (64%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {AOL/Time-Warner}), Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

The most significant expense change during the first six months of 2002 was in the Travel, Entertainment & Promotion category, which decreased thirty nine (39%) percent from the amount for this category in the first six months of 2001. Royalty Expense (to artists and producers) expense for this period in 2002 decreased fifteen percent (15%) from the amount recorded during the same period in 2001.

The music industry continues to wrestle with the overall problem of declining sales which is blamed on the double whammy of online piracy and a lack of superstar product that drives all areas of music sales, including back catalog into which the Company falls. In 2001 CD sales declined for the first time since the format was introduced in the late eighties. According to SoundScan, which tracks retail sales of records at the cash register in the United States, single sales are down sixty four (64%) percent this year, and album sales have declined almost ten (10%) percent, continuing the downturn that began in 2001.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters have been in the HBO series "Mind of the Married Man" and the Gene Hackman movie "Behind Enemy Lines". Johnny Cash's Sun recording of "I Walk The Line" was licensed to Paul Allen's Seattle Seahawks for a television commercial aimed at season ticket buyers. A special 8 CD box set celebrating the 50th anniversary of Sun Records is being released in Europe by Sanctuary Records. RCA Records (a unit of BMG Music) will release worldwide a special 2 CD package in honor of the 50th anniversary of Sun in August, 2002.

SUN ENTERTAINMENT HOLDING CORPORATION
SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2
(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX
Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: (TSX) SED.V
Trading Symbol: (OTC) SETHF
PRESS RELEASE 04.02
August 9, 2002
12G3(B)#82-1776BMG
Standard & Poor's Listed

BMG Releases Special 2 CD Package of Sun Material Celebrating the 50th Anniversary of Sun Records

Sun Entertainment Holding Corporation (the "Company") is pleased to announce the release of a special 2 CD package of Sun material celebrating the 50th Anniversary of Sun Records. This package was released on August 6, 2002 by BMG Heritage, which is one of the BMG Music USA labels. BMG Music is a unit of the German giant Bertelsmann Group of companies, which has interests in book and magazine publishing, broadcast media and music.

The two CDs in this package contain 44 songs, including 2 Elvis Presley tracks that were originally recorded for Sun Records in the mid-fifties. Sun Records' founder Sam Phillips sold all of the Elvis Presley Sun master recordings to RCA Records (now BMG) in 1955. The package contains a multi page booklet with vintage photos of the recording artists and Phillips along with detailed information on each song and artist. The annotator for the booklet is noted "roots Music" historian Colin Escott.

BMG Heritage set up a series of press events in New York to coincide with the release of the anniversary package. On August 5, 2002, Sam Phillips signed CDs and other memorabilia for fans at J&R Music World, one of the major music retail stores in Manhattan. Later the same day a reception for the press was held in a New York City restaurant and he spoke to the group and signed CDs given to each attendee. Afterwards, Phillips also spoke to a trade group that was meeting in New York City and received a standing ovation. Phillips was interviewed the next day (August 6th) for radio shows broadcast by the BBC and PBS and filmed the Charlie Rose Show, which is broadcast nationally by PBS television.

The Company's President and Executive Vice President, Shelby S. Singleton and John A. Singleton, respectively, also attended the BMG sponsored events in New York.

The Company licensed the 42 Sun master recordings contained in the package and will receive a royalty from BMG on each unit of this package that is sold throughout the world.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8,400 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information visit Sun's official website www.sunrecords.com or contact Terry Lashman at (800) 665-2454 or John Singleton at (615) 385-1960.

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SUN ENTERTAINMENT HOLDING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 06 02 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: YVONNE GERTRAUD

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	583,642 **	14 06 02	10	18,000		0.11		601,642	I	*
Common	13,600							13,600	D	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP — 42,000 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): YVONNE G. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 23 06 02

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SUN ENTERTAINMENT HOLDING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 06 02 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604-684-7929

BUSINESS FAX NUMBER: 604-683-2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	581,642 **	14 06 02	10	18,000		0.11		599,642	I	*

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

**RRSP – 40,000 INCLUDED

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 23 06 02

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE